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January 11, 2011

Filed via EDGAR

Mr. John Stickel, Attorney-Advisor
(Mail Stop 3561)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Classic Rules Judo Championships, Inc.  File No: 333-167451

Dear Mr. Stickel:

The following is the update to our filing to reflect your additional comments of November 24th, 2010.

General

1) Part a.  We deleted our description of Rule 144 as Regulation S-K does not require a description of Rule 144.

Part b. On page 47 under the Involvement in Certain Legal Proceedings we revised our description by changing in the first paragraph the word "five" to "ten".

2) We revised our disclosure on page 4, paragraph 5 by adding:

In 2010 the company experienced the start of operations and took in revenue of $2, 087 through June 30th, 2010.

3) In order to clearly delineate the risk factors pertaining to investing in the Company we include subheadings for each risk factor.  Additionally, we briefly describe the risk. We added:

- Investment Banking Risk: The Risk of Not Being Able to Raise Needed Capital in the Future There is a risk that although we have begun operations, we......

- Risk of Inadequate Capitalization and Financing: There is a risk that the company will be inadequately capitalized and not have enough cash flow to endure its proposed operational plans.

We have yet to attain....

- Risk of Not Being Profitable: Companies need to operate efficiently and sell enough product to satisfy its capital needs It is also important.....

4) On page 42 under Liquidity and Capital Resources we added the following to provide an estimate of the amount of additional financing that we may need:

In order for us to operate for the coming year we will need to raise an additional $4,750, estimating the monthly costs to be $200 per month plus our accounts payable of $2,350 but not including the expenses of the next tournament that will be held on May 7th 2011. We estimate that our normal expenses for the next contest will rise to about $2,500. This amount added to the $4,750 equals a minimum of $7,250 needed by the end of the next tournament not including the estimated yearly audit fee of $7,500. We expect that our revenues from the March 2011 tournament to increase to about $7,500 as the tournament will be better known throughout the judo community. The cost for a participant to enter is $100; and thus, it will require 75 athletes to participate in order for us to reach our minimum goal of $7,500.

5) We clarified the status of our intellectual rights on page 39 by under the heading Proprietary Rights by adding as the second paragraph:

Our main intellectual property right lies in the name of Classic Rules Judo. This nomenclature denotes the type of judo and judo tournament that we are producing. As we are the first to use this brand name, we will become synonymous with this phrase. Since we see Classic Rules Judo as a phrase that will identify the Companys type of tournament, there may be some protection that that the Company could establish as a Servicemark, Trademark, or other; but the Company is unsure if there are protections and if any are applicable to Classic Rules Judo. If there is no protection, this may further jeopardize our product. Chris Angle has assigned his right, if any, to the phrase Classic Rules Judo to the company.

6) We added on page 39 that we have not signed a non-disclosure agreement with employees to establish or protect the intellectual property rights that we may have in the tournament. We added to the second paragraph:

However, we have not signed a non-disclosure agreement with employees to establish or protect the intellectual property rights that we may have in the tournament.

Also, on page page 11 at the end of the second paragraph we added:

Presently, except with our sole director, Chris Angle, we have no agreements in place and have not signed a non-disclosure agreement with any employees to establish or protect the intellectual property rights that we may have in the tournament.

7) We added paragraph 4 to page 13 to indicate the number of athlete participants, the amount of funds we expect:

In summary, we expect at the next tournament approximately 75 athletes at an entry fee of $100 per person producing revenue of $7,500. We are planning only one tournament for 2010, but expect to expand to two tournament in 2011, the Classic Rules World Judo Championships and the Classic Rules U.S. Judo Championships.

8) We added the second to last paragraph of page 18 regarding Selling Shareholders:

The shareholder that have voting and dispositive power with repect to the shares being offered for sale are Jerry Gruenbaum, Nathan Lapkin, Chris Angle, and Desmond Capital.

9) Also, the end of the shareholder list we added line 4 which states: To the best of our knowledge these selling shareholders are broker-dealers or affiliates of brokers-dealers.  In the actual list above this statement, we noted the numeral "4" in parenthesis to those shareholders that are broker-dealers or affiliates.

10) On page 18, regarding our managerial history, we added:

Since July 16th, 2008 our management has consisted of only Chris Angle, our sole director and officer. Previous to that time, management consisted of Jerry Gruenbaum as President and CEO and Nathan Lapkin as Secretary Treasurer.

11) We have amended our registration statement to say on page 18:

Chris Angle, Jerry Gruenbaum, and N. Lapkin purchased their shares in the ordinary course of business, and at the time of the purchase of the shares to be resold, Chris Angle, Jerry Gruenbaum, and N. Lapkin had no agreements or understanading, directly or indirectly, with any person to distribute the shares.

12) We deleted the on page 18 in the third paragraph, "we believe".

13) The correct number of shares is 10,575,962 which is correct in the S-1. Our Letter of Response was incorrect in noting 10,575,942. We are sorry for the typographical error.

14) Again, that was a typographical error and the correct number is the 10,575,962.

15) On page 50, we added as the third paragraph:

On March 29, 2010, the Company signed a stock subscription agreement with an investor (G. Komarica) where the investor agreed to purchase 825,826 shares of the Companys common stock for $5,000, or approximately $0.006 per share as per the Stock Subscription Agreement.

16) We add to the end of the section, Marketing Exisiting Products on page 39:

The list of judo clubs that Mr. Angle has compiled contains the email addresses of each club. As mail is an efficient way to market with very little cost associated with it, Mr. Angle will email the tournament information three times before the tournament. The first time will be three months in advance, then again one month in advance and finally one week prior to the tournament.

17) On page 42, under the Revenue section we added after the second paragraph:

If we compare our June 30, 2010 results with previous years June 30, 2009 results, our results improved by $2,087.  As through June 2009, we had no revenue and through June 30, 2010, we have generated $2,087 of revenue.

18) On page 46, we added a discussion on the experience, qualifications, and attributes of our director:

Overall, Mr. Angle has a wide range of business and judo experiences which makes him a knowledgeable manager in this field of organizing judo tournaments. Contest organizing requires several facets of a businessman. First, knowledge of the components of a tournament is required such as:

- how to obtain a facility to hold the contest;
- where to get the judo tatami mats on which the participants will compete;
- where to obtain the referees;
- who to use as referees as Classic Rules is a different judo tournament from the normal IJF contest;
- how to set up a food vendor tor refreshments at the event;
- tournament scorers, timers, door admission ticket entry personnel, labor to set up, set down, transport, and store the tournament equipment and
- marketing of the tournament.  As these logistics and marketing are required, an executive with both general business knowledge, sales experience, knowledge of judo and the U.S. and international judo communities is required.  As Mr. Angle has been in judo tournaments, has travelled over the world on judo related matters, has overall business experience, and is well known throughout the U.S. and internationally, Mr. Angle has been chosen as our chief executive officer.

19) On page 50 under "Certain Relationships and Related Transactions" we edited:

Our sole officer and director can be considered a promoter of Classic Rules in consideration of his participation and managing of the business of the company.

 20) On page 50, under "Certain Relationships and Related Transactions" we edited fifth paragraph to state:

Nathan Lapkin has provided the funds for the accounts payable from inception up until the appointment of Mr. Angle in July of 2008 of $5,868. In addition Mr. Lapkin has provided administrative and consultative assistance to Classic Rules; thus, Mr. Lapkin has received 1,160,678 common shares valued at $5,000.

21) On page II-2, we deleted sections 1(A), 1(B) and 4. Also, we deleted section 5. i. and kept 5. ii. as it is not applicable to our prospectus.

22) In the Legal Opinion we deleted the references to Maryland law and substituted the following:

Counsels opinion is based in review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the state of Delaware.

23) We updated our financial statements through September 30th, 2010.

Yours sincerely,

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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